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COMPUTER HORIZONS CORP.

August 4, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Assistant Director

Re:	COMPUTER HORIZONS CORP. 49 Old Bloomfield Avenue Mountain Lakes, NJ 07046 Registration Statement on Form S-4 Filed August 4, 2005 Commission File No. 333-125370

Dear Ms. Jacobs:

        Reference is made to the Registration Statement on Form S-4 initially filed with the Securities and Exchange Commission on May 31, 2005 by Computer Horizons Corp. The undersigned acknowledges the following:

        (1)   should the Commission or the Staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        (2)   the action of the Commission or the Staff in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        (3)   the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
COMPUTER HORIZONS CORP.
By:	/s/ WILLIAM MURPHY
Name: William Murphy Title: Chief Executive Officer

COMPUTER HORIZONS CORP.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046

                            August 4, 2005

VIA EDGAR SYSTEM AND FACSIMILE TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Computer Horizons Corp. (the "Registrant") Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration No. 333-125370)

Commissioners:

        Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the undersigned, an executive officer of the Registrant, hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 of the Registrant (Registration No. 333-125370) be accelerated to 4:30 pm New York time on Thursday, August 4, 2005, or as soon as practicable thereafter.

Very truly yours,
COMPUTER HORIZONS CORP.
By:	/s/ WILLIAM MURPHY
Name: William Murphy Title: Chief Executive Officer

COMPUTER HORIZONS CORP.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046

August 4, 2005

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D. C. 20549

  Re:
  Computer Horizons Corp.
  Registration Statement on Form S-4
  Filed May 31, 2005 and amended by Amendment No. 1 Filed July 11, 2005 and further amended by Amendment No. 2 Filed July 26, 2005 and by
  Amendment No. 3 Filed August 4, 2005
  File No. 333-125370

Dear Mr. Shuman:

        Reference is made to the Registration Statement on Form S-4 (File No. 333-125370) filed by Computer Horizons Corp., a New York corporation (the "Company"), with the Securities and Exchange Commission (the "Staff") on May 31, 2005, as amended by Amendment No. 1 to the Registration Statement filed on July 11, 2005 and further amended by Amendment No. 2 filed on July 26, 2005 and Amendment No. 3 filed on August 4, 2005 (collectively, the "Registration Statement").

        We understand from our counsel that, in a follow-up conversation with Jeffrey Werbitt of the Staff on August 4, 2005, relating to the Company's responses to prior Staff comments, the Staff has requested confirmation that none of the directors or executive officers of the Company will receive any type of payments as a result of the proposed merger of the Company with Analysts International Corporation contemplated in the Registration Statement. We hereby confirm to the Staff that, in fact, no director or officer will receive any type of payment as a result of the proposed merger.

Very truly yours,
COMPUTER HORIZONS CORP.
By:	/s/ WILLIAM J. MURPHY William J. Murphy Chief Executive Officer
cc:
Barbara C. Jacobs
Jeffrey Werbitt
Adam Halper

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COMPUTER HORIZONS CORP.
COMPUTER HORIZONS CORP. 49 Old Bloomfield Avenue Mountain Lakes, New Jersey 07046